July 11, 2006


By facsimile to (858) 450-8499 and U.S. Mail


Douglas E. Scott, Esq.
Senior Vice President, General Counsel, and Secretary
SAIC, Inc.
10260 Campus Point Drive
San Diego, CA 92121

Re:	SAIC, Inc.
	Post-effective Amendment 2 to Registration Statement on Form
S-4
	Filed June 27, 2006
File No. 333-128022

Dear Mr. Scott:

	We reviewed the filing and have the comments below.

Material Federal Income Tax Consequences to Stockholders-The
Merger,
page 20

1. Revised disclosure states that the exchange "is not expected to be" a taxable transaction. Revise the disclosure to disclose counsel`s opinion, that is, that the exchange "will not" be a taxable transaction, and identify counsel.

Revolving Credit Facilities, page 101

2. Disclosure states that the new credit facility includes financial covenants. If SAIC is required to satisfy specified financial ratios and tests under the new credit facility, state what the limits of all material financial ratios and tests are. Also indicate whether SAIC is in compliance with them. We note the disclosure on page F-62.


Subcontracts, page 105

3. Disclosure states that the second-tier subcontractor notified
SAIC`s principal subcontractor that it would cease providing services on June 30, 2006. As appropriate, continue to update the disclosure.

Exhibit 5.1

4. Refer to comment 1 in our November 4, 2005 letter. Provide written reconfirmation that counsel concurs with our understanding that the reference and limitation to the Delaware General
Corporation
Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

Exhibit 8.1

5. Refer to comment 5 in our November 4, 2005 letter and comment 2 in our November 15, 2005 letter. Delete the first paragraph`s last sentence on page 2. Alternatively, you must file a new opinion immediately before the effectiveness of the post-effective amendments to the registration statement.

Closing

	File a post-effective amendment to the S-4 in response to the comments. To expedite our review, SAIC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SAIC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing to ensure that they have provided all information investors require for an informed investment decision. Since SAIC and its management are in possession of all facts relating to the disclosure in the filing, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Before the amended registration statement is declared effective under section 8 of the Securities Act, SAIC should provide a letter filed as correspondence on the EDGAR system in which it acknowledges that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SAIC from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SAIC may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SAIC provides us in our review of the registration statement or in response to our comments on the registration statement.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





Jennifer R. Hardy

Legal
Branch Chief

cc:	Neal H. Brockmeyer, Esq.
	Ryan A. Murr, Esq.
	Sarah A. Solomon, Esq.
	Heller Ehrman LLP
	4350 La Jolla Village Drive
	San Diego, CA 92122



Douglas E. Scott, Esq.
July 11, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE